Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 0999
Fax +27 11 295 0999
Website www.nedcor.co.za

NEDCOR

02049483

File No 82.3893

12 August 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 - Fifth Street
N W
WASHINGTON DC 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 2 2 2002 WASH. D.C. 30 SECTION

Dear Sir

NEDCOR LIMITED: INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002 – FILE NO: 82.3893

In terms of the requirements of Rule 12g 3-2 (b) of the Securities Exchange Act of 1934, we hereby attach a copy of the interim results for your information.

Yours faithfully

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

GS Nienaber
GROUP SECRETARY

cc: Stephen Siller

dlw 8/27

NEDCOR

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2002

- **Headline earnings up 3% to R1 524 million**
- **Core earnings up 18% to R1 560 million**
- **Advances growth 14%**
- **Return on equity 20,9%**
- **Return on assets 1,70%**
- **Efficiency ratio 53,4%**

Core earnings per share (cents)


318
415
506
549
645
98
99
00
01
02

Headline earnings per share (cents)


330
415
517
619
630
98
99
00
01
02

Shareholders' funds (Rbn)


6,3
8,0
9,9
11,2
13,6
16,6
97
98
99
00
01
02

Efficiency ratio (%)


58,4
54,1
52,1
51,9
53,4
98
99
00
01
02

This and additional information is available on our website:

www.nedcor.com

Income statement

	% change	June 2002* Rm	June 2001* Rm	Dec 2001† Rm
Interest income	11	9 575	8 610	17 186
Interest expense	12	6 718	6 006	11 918
Net interest income	10	2 857	2 604	5 268
Non-interest revenue	26	2 690	2 141	5 054
Translation (losses)/gains		(436)	168	1 096
'Normalised'			168	655
Exceptional		(436)		441
Total income	4	5 111	4 913	11 418
Specific and general provisions	13	560	494	1 058
Exceptional general risk provision		(400)		400
Net income	12	4 951	4 419	9 960
Expenses	16	2 962	2 550	5 409
Net operating income before exceptional capital items	6	1 989	1 869	4 551
Exceptional capital items		(926)	(3 515)	(3 605)
Net capital loss on investment in Dimension Data		(830)	(3 467)	(3 298)
Amortisation of goodwill and investment writedown/loss		(96)	(48)	(273)
Writedown of fixed assets				(34)
Net income before taxation		1 063	(1 646)	946
Taxation	–	404	402	774
Taxation on exceptional capital items		(140)		171
Net income after taxation		799	(2 048)	1
Attributable earnings of associates	(8)	92	100	181
Income attributable to minority shareholders	87	(153)	(82)	(164)
Income attributable to shareholders		738	(2 030)	18

Statement of change in ordinary shareholders' interest

	June 2002* Rm	June 2001* Rm	Dec 2001† Rm
Share capital	243	241	242
Balance at beginning of year	242	240	240
Issued during the period	2	1	2
Less: shares held by subsidiary company	(1)		
Share premium	1 904	1 075	1 326
Balance at beginning of year	1 326	934	934
Issue of shares	726	188	448
Share issue expenses			(9)
Less: shares held by subsidiary company	(148)	(47)	(47)
Non-distributable reserves	634	512	703
Balance at beginning of year	703	516	516
Transfer from distributable reserves	262	112	114
Foreign currency translation reserves	(20)	29	263
Release of reserves previously not available	(306)	(112)	(172)
Other movements	(5)	(33)	(18)
Distributable reserves	12 310	11 124	12 577
Balance at beginning of year	12 577	13 866	13 724
Attributable income	738	(2 030)	18
Transfer to non-distributable reserves	(262)	(112)	(114)
Dividends paid	(748)	(578)	(1 035)
Other movements	5	(22)	(16)
Ordinary shareholders' interest	15 091	12 952	14 848

Financial highlights

	% change	June 2002*	June 2001*	Dec 2001†
Selected returns				
Headline earnings (Rm)	3	1 524	1 485	3 794
Headline earnings per share (cents)	2	630	619	1 576
Core earnings (Rm)Δ	18	1 560	1 317	3 098
Core earnings per share (cents)Δ	17	645	549	1 287
Return on average shareholders' funds (%)		20,9	21,5	25,1
Return on total assets (%)		1,70	1,91	2,22
Non-interest revenue to total income (%)**		48,5	47,0	52,0
Efficiency ratio (%)**		53,4	51,9	49,3
Net interest income to interest-earning assets (%)		3,05	3,36	3,15
Doubtful-debt provisions to total advances (%)		3,0	3,4	3,3
Balance sheet				
Total shareholders' funds (Rm)	22	16 611	13 601	15 729
Deposits, current and other accounts (Rm)	15	179 946	157 141	177 160
Advances and other accounts (Rm)	14	153 895	135 079	151 329
Total assets (Rm)	16	200 727	173 012	197 691
Capital ratio (%)		11,2	11,1	11,4
Capital ratio – tier 1 (%)		9,0	9,5	8,6
Share statistics				
Number of shares in issue (m)		246,9	243,6	244,3
Weighted average number of shares (m)		241,9	240,0	240,8
Earnings per share, including exceptional items (cents)		305	(846)	8
Fully diluted weighted average number of shares (m)		242,9	244,1	242,9
Diluted headline earnings per share (cents)	3	627	608	1 562
Dividends per share (cents)	8	205	190	500
Dividend cover (times)		3,1	3,2	3,2
Share price (cents)	(26)	11 700	15 800	12 420
Price-earnings ratio (historical)		7,4	11,5	7,9
Market capitalisation (Rbn)	(25)	28,9	38,5	30,3

* *Unaudited results for the six months ended 30 June 2002*

† *Audited results for the year ended 31 December 2001*

** *Excludes exceptional translation (losses)/gains*

Δ *Core earnings exclude translation (losses)/gains and all exceptional items*

Headline earnings

	% change	June 2002* Rm	June 2001* Rm	Dec 2001† Rm
Income attributable to shareholders		738	(2 030)	18
Add back:				
Exceptional capital items		926	3 515	3 605
Taxation: exceptional capital items		(140)		171
Headline earnings	3	1 524	1 485	3 794

Core earnings

	% change	June 2002* Rm	June 2001* Rm	Dec 2001† Rm
Headline earnings		1 524	1 485	3 794
Exclude:				
Translation losses/(gains)		436	(168)	(1 096)
Exceptional general risk provision		(400)		400
Core earnings	18	1 560	1 317	3 098



Commentary

Nedcor reports 3% growth in headline earnings, 18% growth in core earnings

Following the most turbulent and unsettled period in recent South African banking industry history, during which some banks experienced significant stress, others cancelled their banking licences and the sector was put under scrutiny in the Myburgh Commission to determine its role in the volatile rand exchange rate movements, the recent return to stability is indeed welcome. Nedcor is delighted to have made a significant contribution towards this return to stability in the banking sector by successfully concluding our merger with BoE Limited with effect from 2 July 2002.

In these difficult market circumstances we are pleased with the results for the six months ended 30 June 2002. Nedcor performed well at core level, while the development of key acquisitions and alliances continued, although some are still to contribute to profits. Core earnings, excluding all translation gains/losses and exceptional general risk provision movements, grew by 18% to R1 560m (2001 – R1 317m), comprising a solid 21% growth in South African operations and 8% growth in International operations.

Commentary on results

Nedcor's headline earnings were again significantly influenced by the volatility in the rand exchange rate, with the large translation gains of last year becoming translation losses this year.

Notwithstanding this, headline earnings grew by 3% to R1 524m (2001 – R1 485m), including translation losses of R436m (2001 – translation profits of R168m), but offset by the release of the R400m exceptional general risk provision prudently raised at 31 December 2001. An interim dividend of 205 cps (2001 – 190 cps) has been declared at a dividend cover of 3,1 times (2001 – 3,2 times). Return on equity decreased to 20,9% (2001 – 21,5%) and return on assets declined to 1,70% (2001 – 1,91%).

Advances and net interest income

Total advances grew by 14% despite a reduction of R7bn in rand-translated offshore advances. Net Interest income grew by a more muted 10%. This resulted from continuing pressure on margins by virtue of the liquidity squeeze that occurred during the period of market turbulence, and from lower endowment income due to a further investment in Imperial Bank and other alliances, cash dividends paid and share buyback activity. The absolute interest margin declined by 0,31% to 3,05%, but recent signs indicate that the margin declines of the last few years may be levelling out.

Non-interest revenue

Non-interest revenue, excluding translation gains and exceptional items, grew strongly by 26% to R2 690m (2001 – R2 141m). The foundation for this increase was pleasing volume-driven growth of 16% in commission and fees to R1 761m (2001 – R1 520m), supplemented by good growth in bancassurance revenues and trading income derived from exchange and securities dealing.

Translation gains

In 2001 the substantial decline in the value of the rand exchange rate resulted in translation gains totalling R1 096m from integrated operations accruing to earnings for the full year, of which R168m accrued in the first six months. Of the full year's total gain, R655m was treated as a 'normal' accrual to earnings, representing that portion of translation gains attributable to the rand's depreciation to a 'normalised' rate of R10 to the US$ in terms of a rand depreciation trendline. The remaining translation gain of R441m was treated as exceptional, depicting the 'abnormal' spike, during December 2001, of the rand's depreciation between R10 and the rate of R12,05 to the US$ ruling at 31 December 2001.

In 2002, with the strengthening of the rand exchange rate to R10,23 to the US$ at 30 June 2002 and its return towards the trendline, the resultant reciprocal translation loss of R436m for the six months ended 30 June 2002 has also been treated as exceptional.

In addition, translation losses of R20m (2001 – gains of R29m) resulting from conversion of non-integrated foreign entities have been taken directly to reserves.

Specific and general risk provisions

The credit climate held steady during 2002, despite increased interest rates, and the arrears trend has again shown an improvement. Nedcor is cognisant, however, of the need to continue to adopt a conservative provisioning policy and the income statement provision increase of 13% corresponds to advances growth of 14%. Non-performing loans represent 4,4% (2001 – 4,7%) of total advances, and net provision coverage, after allowing for expected recoveries, remains conservative at 138% (2001 – 140%).

At 31 December 2001, as a consequence of the substantial depreciation in the value of the rand and the then prevailing uncertain business environment, the general risk provision was prudently supplemented by R400m to cover unidentified but inherent risks that may have resulted from these exceptional events. This provision has been reversed in full at 30 June 2002, given that the rand has strengthened, business confidence indices have improved, South African economic conditions have stabilised, with benefit to the banking sector, and the absolute translated rand value of offshore exposures has reduced by R7bn.

Nedcor's exposure in microlending, and to retailers active in microlending, continues to be closely monitored, as this sector has clearly experienced stressful times. Our unsecured exposures of R631m to the microloan industry represent only 0,4% of total advances and stringent credit control and dynamic provisioning policies are in place.

Expenses

Expenses, including the fully expensed startup and development costs of banking alliances, increased by 16%, with our efficiency ratio receding to 53,4% (2001 – 51,9%). Nedcor's target of a sustained efficiency ratio below 50% remains intact.

Taxation

Taxation, excluding taxation on exceptional items, remained constant at R404m (2001 – R402m), the effective rate of taxation being assisted primarily by the release of the exceptional general risk provision and by the utilisation of tax losses.

Equity-accounted income and income attributable to minority shareholders

Equity-accounted income of R92m (2001 – R100m) declined mainly due to the sale of former associate NedTel Cellular in the second half of 2001. The discontinuation, with effect from 1 July 2001, of equity-accounting Nedcor's Zimbabwean associate, Merchant Bank of Central Africa, also contributed to the decline in equity-accounted income. Income from Zimbabwe is now accounted for only on a cash-received basis. Income attributable to minority shareholders, at R153m (2001 – R82m), almost doubled following the consolidation of Gerrard Private Bank for a full six-month period (2001 – one month only) and the first-time inclusion of the 30% Peoples Bank minority interest with effect from 1 January 2002.

Exceptional capital items

The market value of Nedcor's investment of 103 million shares in Dimension Data plc, listed on the London Stock Exchange, has declined further and has been marked to market at its 30 June 2002 price of R6,45 per share, down from R14,50 at 31 December 2001. The net writedown of R690m after taxation includes related translation losses and the release of a deferred tax credit of R140m provided last year against corresponding translation gains.

Segmental reporting

It is pleasing to note the solid profit growth of 21% in South African operations to R1 283m (2001 – R1 060m), while international operations, including Africa, but excluding translation gains/losses and movements in the exceptional general risk provision, grew by a more modest 8%.

Retail banking achieved excellent growth of 95% to R209m (2001 – R107m), with strong performances from Nedbank and Peoples Bank. Commercial banking grew well by 20% to R416m (2001 – R348m), with good contributions from Nedbank, Imperial Bank and Cape of Good Hope Bank, while corporate and investment banking grew steadily by 13% to R655m (2001 – R578m).

International operations were influenced by exchange rate movements, but nevertheless saw good performances from Gerrard Private Bank and Nedcor Investment Bank.



Associate and other investments

	June 2002* Rm	June 2001* Rm	Dec 2001† Rm
Book value	5 056	5 215	5 821
Associate investments	1 746	1 612	1 901
Other investments	3 310	3 603	3 920
Market/Directors' valuation	5 233	5 455	5 951
Associate investments	1 796	1 811	1 912
Other investments	3 437	3 644	4 039
Valuation surplus	177	240	130

Segmental analysis – headline earnings

	% change	June 2002* Rm	June 2002* %	June 2001* Rm	June 2001* %	Dec 2001† Rm	Dec 2001† %
By operation							
South Africa	21	1 283	83	1 060	81	2 563	83
Retail banking	95	209	14	107	8	384	13
Nedbank		91	6	15	1	189	6
Peoples Bank		118	8	92	7	195	7
Commercial banking	20	416	27	348	27	778	25
Nedbank		340	22	285	22	646	21
Imperial Bank§		26	2	20	2	37	1
Cape of Good Hope Bank		50	3	43	3	95	3
Corporate and investment banking	13	655	42	578	44	1 299	42
Nedbank		470	30	429	33	963	31
Nedcor Investment Bank§		185	12	149	11	336	11
Technology and operations investments	40	(42)	(3)	(30)	(2)	45	1
Internal funding and group operations	(21)	45	3	57	4	57	2
International (including Africa)	8	277	17	257	19	535	17
Nedcor Bank		65	4	85	6	217	7
Gerrard Private Bank§		24	1	5		30	1
Nedcor Investment Bank§		188	12	167	13	288	9
Core earnings	18	1 560	100	1 317	100	3 098	100
Translation (losses)/gains and exceptional provision		(36)		168		696	
Headline earnings	3	1 524		1 485		3 794	
By geography							
South Africa	21	1 283	83	1 060	81	2 563	83
Rest of Africa	(22)	91	5	116	8	252	8
Rest of the world	32	186	12	141	11	283	9
Core earnings	18	1 560	100	1 317	100	3 098	100
Translation (losses)/gains and exceptional provision		(36)		168		696	
Headline earnings	3	1 524		1 485		3 794	

§ *Net of minorities*

The segmental analysis is primarily based on management operating reports and ignores boundaries of the legal entities.

Comparative figures are restated, where necessary, to afford a proper comparison. Capital is allocated to segments based on the related risk-weighted assets in terms of the Banks Act classifications and weightings. The aspects of capital allocation and transfer pricing of support costs between segments are under regular review.



Shareholders' funds and capital adequacy

Shareholders' funds grew to R16 611m (2001 – R13 601m), notwithstanding the further writedown of the investment in Dimension Data plc and translation losses. Together with subordinated debt instruments of R3 100m (2001 – R1 534m), total capital stands at R19 711m (2001 – R15 135m). The overall capital adequacy ratio is 11,2% (2001 – 11,1%), comfortably above the statutory requirement of 10%. Primary capital stands at 9,0% (2001 – 9,5%).

Accounting policies

The interim financial statements are prepared in accordance with 'AC 127 – Interim Financial Reporting' and comply with SA GAAP in all material respects. The financial statements are prepared on the historic-cost basis, except for certain investments that are carried at fair value. The accounting policies applied are consistent with those of the audited financial statements for the previous year.

Strategic initiatives

In addition to the merger with BoE, Nedcor continues to develop and invest in its key growth strategies.

Nedcor's stated strategic objective in recent years has been to achieve low-cost, quality client growth organically and through alliances with best-of-breed partners so as to increase the number of delivery channels and products available to clients, improve service quality and increase volume throughput into scalable technology platforms.

Good progress continues to be made with the integration of our banking alliances. These comprise the partnerships with Capital One, Gerrard Private Bank, Imperial Bank, JD Group, Old Mutual (in respect of which the proposed merger of Permanent Bank and Old Mutual Bank is still subject to regulatory approval), Pick 'n Pay and the empowerment groupings in Peoples Bank. Over the past five years our strategy has enabled us to increase our domestic market share in total banking assets from 15,7% to 18,3% prior to the merger with BoE, and to 23,3% including BoE.

We are excited to have the leading market position that we now enjoy, while retaining the potential future benefits from our alliances. This bodes well for Nedcor's future market presence.

Another strategic objective is to leverage Nedcor's core processing competence in the international arena and so create a recurring low-risk external income stream. Good progress has been made and the Swisscard outsourcing contract successfully reached another critical milestone during the period.

The merger with BoE was the most significant event for Nedcor in the recent past. All requirements and conditions precedent relating to the merger were successfully met, and BoE Limited became a wholly owned subsidiary of Nedcor with effect from 2 July 2002. This followed unanimous BoE management and board support, and 98% shareholder support, for Nedcor's R7,5bn offer, which was partly funded from the raising in July of South Africa's largest private sector bond issue of R4bn. The merger with BoE fits ideally into Nedcor's growth strategy and most of BoE's business units align well with those of Nedcor. In addition, Nedcor's scalable technology platforms will benefit from the volume increases introduced by BoE, and there is potential for significant cost synergies from the merging of duplicated services.

The merger with BoE is also the catalyst for achieving a Nedcor groupwide restructure and realignment. Management is highly cognisant of the integration risks flowing from the merger and has reorganised responsibilities and resources to ensure that some are dedicated solely to the merger process, while most continue to devote their full attention to ongoing operations. Integration milestones are being set and will be announced to the market in the near future.

Proposed offer to the minority shareholders in Nedcor Investment Bank Holdings Limited (NIBH)

As previously announced, Nedcor intends to make a formal proposal to the NIBH Board of Directors to secure its support for an offer to acquire the minority shares in NIBH. The offer, which will be in the form of an exchange ratio of Nedcor shares for shares in NIBH, will – if supported by the NIBH Board – be announced during the week commencing Monday, 5 August 2002.

Prospects

The solid performance of Nedcor's core businesses positions us well for the future, given an improving South African environment and the long-awaited arrest in the decline in interest margins of the last few years. The BoE merger is being optimally structured to enhance these prospects.

Following many years of significant technology investment, the merger with BoE provides the enlarged Nedcor Group with even better opportunities for leveraging advantages of scale to increase efficiencies and reduce costs. Furthermore, offshore processing is poised to build its contribution of recurring income to meaningful levels over the medium to long term.

Nedcor's strategy and alliances have assisted us in gaining market share in recent years. This will now be augmented by the addition of BoE products. The key to this, however, is outstanding client service, and the recently announced operational structure should allow Nedcor to become a group truly focused on and built around the client.

We believe that our strategy offers low-risk growth opportunities and focuses on markets and initiatives that lie within our core competencies. Given continued growth in our core business and alliances, stable credit and interest rate conditions and a successful integration with BoE, Nedcor anticipates positive results for the remainder of 2002 and beyond.

Dividend

Notice is hereby given that an interim dividend of 205 cents per ordinary share has been declared in respect of the six months ended 30 June 2002.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE Nedcor has determined the last day for trading to participate in the interim dividend to be Friday, 6 September 2002. The shares will commence trading ex dividend on Monday, 9 September 2002, and the record date will be Friday, 13 September 2002. Payment will be made on Monday, 16 September 2002.

Certificated shareholders may not dematerialise their shares between Monday, 9 September 2002, and Friday, 13 September 2002.

For and on behalf of the board

CF Liebenberg
Chairman

RCM Laubscher
Chief Executive

29 July 2002

Registered office
Nedcor Limited, Nedcor Sandton, 135 Rivonia Road, Sandown, 2196; PO Box 1144, Johannesburg, 2000

Transfer secretaries
Computershare Investor Services Limited, 11 Diagonal Street, Johannesburg, 2001; PO Box 1053, Johannesburg, 2000

Directors
CF Liebenberg *(Chairman)*; PG Joubert *(Deputy Chairman)*; RCM Laubscher *(Chief Executive)*; WAM Clewlow; PTW Curtis; BJS Hore; Prof MM Katz; MJ Levett; JB Magwaza; ME Mkwanazi; E Molobi; SG Morris; DGS Muller; ML Ndlovu; TH Nyasulu; CC Parker; JVF Roberts *(British)*; AA Routledge; JH Sutcliffe *(British)*; GS van Niekerk; Dr WP Venter
Company Secretary: GS Nienaber

Reg No: 1966/010630/06 Share code: NED ISIN code: ZAE000004875

Balance sheet

	% change	June 2002* Rm	June 2001* Rm	Dec 2001† Rm
Assets				
Cash and short-term funds	4	15 221	14 699	10 978
Other short-term securities	31	9 210	7 034	11 372
Government and public sector securities	63	11 448	7 022	12 627
Advances and other accounts	14	153 895	135 079	151 329
Customers' indebtedness for acceptances	45	1 070	736	973
Associate and other investments	(3)	5 056	5 215	5 821
Fixed property	(1)	1 326	1 343	1 392
Equipment	18	712	605	680
Intangible assets	58	1 331	840	1 247
Goodwill	232	1 458	439	1 272
Total assets	16	200 727	173 012	197 691
Shareholders' funds and liabilities				
Share capital		243	241	242
Reserves		14 848	12 711	14 606
Ordinary shareholders' interest	17	15 091	12 952	14 848
Minority shareholders' interest	134	1 520	649	881
Total shareholders' funds	22	16 611	13 601	15 729
Subordinated debt instruments	102	3 100	1 534	3 829
Deposit, current and other accounts	15	179 946	157 141	177 160
Liabilities under acceptances	45	1 070	736	973
Capital, reserves and liabilities	16	200 727	173 012	197 691
Confirmed letters of credit and other contingent liabilities		7 951	6 964	9 336
Guarantees		10 161	8 683	11 036
Contingent liabilities	16	18 112	15 647	20 372

Cash flow statement

	June 2002* Rm	June 2001* Rm	Dec 2001† Rm
Cash flows from operating activities	1 548	2 052	5 420
Cash received from clients	11 528	10 918	23 270
Cash paid to clients, employees and suppliers	(9 297)	(8 353)	(16 929)
Dividends received	65	65	114
Dividends paid	(748)	(578)	(1 035)
Net decrease/(increase) in operating funds	3 389	725	(6 492)
Taxation paid	(311)	(150)	(396)
Net cash utilised in investing activities	(237)	(886)	(3 065)
Net cash provided by financing activities	(146)	98	2 651
Net (decrease)/increase in subordinated debt	(729)	(47)	2 248
Net proceeds of ordinary shares issued/buyback	583	145	403
Net increase/(decrease) in cash and short-term funds	4 243	1 839	(1 882)
Cash and short-term funds at beginning of period	10 978	12 860	12 860
Cash and short-term funds at end of period	15 221	14 699	10 978

NEDCOR

Group operations*

NEDBANK

BOE LIMITED

CAPE OF GOOD HOPE BANK

NEDCOR INVESTMENT BANK

Peoples Bank

Permanent Bank

Alliances

OLD MUTUAL

IMPERIAL BANK

CapitalOne

JD GROUP

Gerrard PRIVATE BANK

Pick'n Pay go BANKING

Operating divisions*

Corporate and Commercial
- Corporate Banking
- Global Trade
- Mergers and Acquisitions
- Corporate Restructures
- Advisory Services
- ENF
- Structured and Project Finance
- Financial Engineering
- Securities, Research, Custody
- Private Equity
- Group Treasury
- Commercial Banking
- Property Finance
- Secured Lending
- Asset-based Finance
- International and Africa

Retail and Wealth Management
- Retail Banking
  - Nedbank
  - Peoples Bank
  - Imperial Bank
  - Old Mutual Bank[Δ]
- Wealth Management
  - Advisory Services
  - Asset Management
  - Investment Administration
  - Life Assurance
  - Multi-Management
  - Private Banking
  - Unit Trusts

Technology and Operations
- Local
- International
  - Outsourcing provider

** Post BoE merger* [Δ] *Awaiting regulatory approval*

GRAPHICOR 27256